20012699

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68260

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Young America Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 East Boston Post Road
(No. and Street)

Mamaroneck	New York	10543
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Formanek, Fin Op, 914-777-0100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkower, LLP
(Name – *if individual, state last, first, middle name*)

517 Route One #4103	Iselin	NJ	08830
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
[illegible] 25 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Peter Formanek, FINOP, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Young America Capital, LLC, as of March 16 for the FYE December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Paula Jackson
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01JA6229683
Qualified in Westchester County
Commission Expires October 19, 2022

Peter Formanek
Signature

Financial Operations Principal
Title

Paula Jackson 10/18/2022
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONFIDENTIAL

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Young America Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of **Young America Capital, LLC** (the "Company") as of December 31, 2019, the related statements of income, changes in member's equity, and cash flows for the year ended December 31, 2019, and the related notes (collectively referred to as the "Financial Statement"). In our opinion, the Financial Statement present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These Financial Statement are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statement are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statement. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The supplementary information (Schedule I: Computation of Net Capital Per Uniform Net Capital Rule 15c3-1; and Schedule II: Statement on Exemption from the Computation of Reserve Requirements and Information for Possession of Control Requirements Pursuant to SEC Rule 15c3-3) (the "Supplementary Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's Financial Statement. The Supplementary Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplementary Information reconciles to the Financial Statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplementary Information. In forming our opinion on the Supplementary Information, we evaluated whether the Supplementary Information, including its form and content, is presented in conformity with 17 C.F.R.§ 240.17a-5. In our opinion, the Supplementary Information is fairly stated, in all material respects, in relation to the Financial Statement as a whole.

We have served as the Company's auditor since 2019.

Berkower LLC
Berkower LLC

Iselin, New Jersey
March 16, 2020

CONFIDENTIAL

YOUNG AMERICA CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

ASSETS

Cash and cash equivalents	$ 213,044
Accounts receivable	904,767
Prepaid expenses	33,252
Total Assets	$ 1,161,063

LIABILITIES AND MEMBERS CAPITAL

Liabilities:	
Accounts payable and accrued expenses	$ 786,619
Members Capital	364,444
Total Liabilities and Members Capital	$ 1,151,063

See accompanying notes to financial statements.

CONFIDENTIAL

YOUNG AMERICA CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

Note 1 - Nature of business:

Young America Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and is a member of Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). The Company operates as (a) an advisor and placement agent of marketable and non-marketable securities, (b) an advisor providing transaction structuring and assistance to early stage and growth stage entities, and (c) an advisor for mergers and acquisitions. The Company does not hold customers' cash or securities. It operates from an office in the New York City metropolitan area.

Note 2 – Summary of significant accounting policies:

Revenue recognition – contracts with customers:

The Company recognizes revenue in accordance with Accounting Standards Codification Topic 606, Revenue from Contracts with Customers which requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable considerations only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Fee income for 2019 is comprised of:

Investment banking fee income	$ 3,675,525
Fund placement fee income	$ 170,326
Total Fee Income	$ 3,845,851

Accounts Receivable:

Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company records an allowance for doubtful accounts, which is the Company's best estimate of the amount of probable credit losses on the existing accounts receivable . The allowance is determined based on the historical write-off experience and age of the account receivable balances. Doubtful accounts are reviewed and written-off on a quarterly basis. Past due balances over 90 days and over a specified amount are reviewed individually each quarter for collectability and specific bad debt reserves are recorded as deemed necessary. There was no balance on the Allowance for doubtful accounts at December 31, 2019.

The Company had an outstanding accounts receivable balance of $904,767 at December 31, 2019. Payments for Accounts receivable (net) are collectible as follows:

2020	$ 198,403
2021	$ 343,376
2022	$ 341,376
2023	$ 21,612
Total	$ 904,767

CONFIDENTIAL

YOUNG AMERICA CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

Note 2 - Summary of significant accounting policies - continued:

Income taxes:

The Company files income tax returns on the cash basis as a partnership for federal and state income tax purposes. As such, the Company will not pay any income taxes, as any income or loss will be included in the income tax returns of the individual members. Accordingly, no provision is made for income taxes in the financial statements. The Company has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements. Adoption of this standard had no effect on the Company's financial statements. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to and including 2016. As a limited liability company, the members' liability is limited to amounts reflected in their respective member account.

Cash and cash equivalents:

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could vary from those estimates.

Concentration of credit risk:

The Company maintains its cash in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents. Two contracts accounted for 43% of the total revenue and 96% of accounts receivable for 2019.

Subsequent events evaluation:

Management has evaluated subsequent events through March 15, 2020, the date the financial statements were available to be issued.

Note 3 - Related party transactions:

The Company paid rent, utilities, accounting and occupancy costs on a month to month basis together with administrative expenses to a company owned by the managing member. The total amount paid and expensed during the year ended December 31, 2019 was $22,000. For 2019, Guaranteed Payments to Partner were $211,274. At December 31, 2019 $81,274 was payable and included in the Accounts payable balance.

Note 4 – Commissions payable:

The Company records commissions payable to registered representatives based on a percentage of revenue. Commissions are paid when cash is received for amounts invoiced. No commission payable is recorded for accounts receivable balances that are considered uncollectible and for which a reserve is recorded.

Note 5 – Net capital requirement:

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2019, the Company had net capital of $126,744, which exceeded its requirement of $5,722 by $118,162. The Company had a ratio of aggregate indebtedness to net capital of .68 to 1 at December 31, 2019.

CONFIDENTIAL